UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.1)*

Taiwan Liposome Company, Ltd.
(Name of the Issuer)

Common Shares, par value NT$10 per share
American Depository Shares each representing Two Common Shares
(Title of Class of Securities)

874038102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874038102
1.	Name of Reporting Persons.
Chang-Hai Lin
2.	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
Republic of China (Taiwan)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	Sole Voting Power
4,962,946 Common Shares
		6.	Shared Voting Power
N/A
		7.	Sole Dispositive Power
4,962,946 Common Shares
		8.	Shared Dispositive Power
N/A
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,962,946 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9)

5.89% of the total number of Common Shares (including the underlying shares represented by the American Depositary Shares), based on a total of 84,154,934 Common Shares of the Issuer issued and outstanding as of December 31, 2020, based on information provided by the Issuer.

12.	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: Taiwan Liposome Company, Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

11F-1, No. 3 Yuanqu Street
Nangang District

Taipei City, Taiwan 11503
Republic of China

Item 2.

(a)	Name of Person Filing:

Chang-Hai Lin

(b)	Address of Principal Business Office or, if None, Residence:

11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

(c)	Citizenship:

Republic of China (Taiwan)

(d)	Title and Class of Securities:

Common Shares, par value of NT$10 each.

(e)	CUSIP No.:

874038102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(c) Number of shares* as to which such person has:
(ii) Shared
				power		(iv) Shared
				to vote		power to
				or to	(iii) Sole power to	dispose or
	(a) Amount	(b)	(i) Sole power to	direct	dispose or to	to direct the
Reporting	Beneficially	Percentage	vote or to direct	the	direct the	disposition
Person	Owned	of Class	the vote:	vote:	disposition of:	of:
Chang-Hai Lin	4,962,946	5.89%	4,962,946	0	4,962,946	0

* The number of shares are calculated by converting the American Depository Shares, each representing two common shares, into such number of common shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Chang-Hai Lin

/s/ Chang-Hai Lin